Mail Stop 3561

February 16, 2010

VIA U.S. MAIL

Jonathan C. Gold
Senior Vice President, General Counsel, and Secretary
Quality Distribution, Inc.
4041 Park Oaks Boulevard, Suite 200
Tampa, FL 33610

Re: **Quality Distribution, LLC**
       QD Capital Corporation
       Amendment No. 1 to Registration Statement on Form S-4
       Filed February 5, 2010
       File No. 333-163868 & -01 to -14

       Form 10-K for the Fiscal Year Ended December 31, 2008
       March 13, 2009
       Form 10-Q for the Quarterly Period Ended September 30, 2009
       Filed November 6, 2009
       File No. 000-24180

Dear Mr. Gold:

       We have reviewed your response to our letter dated January 8, 2010 and have the
following additional comments. Please note that page references refer to the marked
version of your document filed on EDGAR.

Management's Discussion and Analysis of Financial Condition and Results of Operations

–   Liquidity and Capital Resources, page 39

   1. We note from your response to our prior comment 5 that you will disclose the
      estimated amount of capital expenditures during 2010 in the next amendment to
      the Form S-4 registration statement. As previously requested, please make this
      revision in the next amendment.

Audited Financial Statements for the year ended December 31, 2008

Statements of Operations, page F-2

2. We note from your response to our prior comment 6 that the pension obligation
    acquired in November 2006 was $4.4 million and you made scheduled payments
    through November 2008. In light of the fact that the settlement in December
    2008 reduced the remaining obligation to $1.0 million, please tell us how you
    calculated the amount of the gain recognized in December 2008. We would
    expect that the pension obligation would have decreased from its initial $4.4
    million amount prior to the settlement date and therefore the gain would be less
    than $3.4 million. Please advise or revise accordingly.

Notes to the Audited Financial Statements

– General

3. We note from your response to our prior comment 8 that you will revise the
    footnotes to the financial statements included in the next amendment to the Form
    S-4 to disclose that Apollo and its affiliated funds own or control approximately
    52.2% of QDI's outstanding common stock and have the effective power to
    control the vote on substantially all significant matters without the approval of
    other stockholders. Please revise the next amendment to include the disclosures
    noted in your response.

Note 2. Significant Accounting Policies

– Other Service Revenue, page F-12

4. We note from your response to our prior comment 10 that you will revise your
    disclosure regarding recognition of container revenues in your next amendment to
    the Form S-4. Please revise the notes to the financial statements in the next
    amendment accordingly.

Note 11. Goodwill and Intangible Assets, page F-21

5. We note from your response to our prior comment 12 that you will expand your
    disclosure in the next amendment to include a table of goodwill by segment which
    details the changes in the goodwill balance. Please explain to us, and in your
    revised disclosure, the nature of the $1 million adjustment in goodwill which
    occurred during 2008 and the nature of the reallocation of goodwill from the other
    revenue and container services segments to the trucking segment during 2008.
    Please note that when the structure of the organization changes, causing the
    reportable segments to change, prior period information should be restated to

reflect the most current reportable segments. See ASC FASB 280-10-50.34 (paragraph 34 of SFAS No. 131).

6. We note from your response to our prior comment 13 that you will revise the next amendment to your Form S-4 to include additional disclosure of the nature of the assumptions used in your goodwill impairment evaluations performed through June 30, 2009. Please revise the next amendment to include the disclosures noted in your response.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2009

Note 1. Summary of Significant Accounting Policies

– New Accounting Pronouncements, page F-59

7. We note from your response to our prior comment 17 that the redemption value of the 302 shares was $1.833 million as of December 31, 2009. However, we do not believe that your response fully addresses our prior comment. As previously requested, please tell us, and disclose in the revised notes, how you calculated or determined fair value of the noncontrolling interest at January 1, 2009 (upon adoption of SFAS No. 160) and at December 31, 2009, and disclose how you will record any subsequent adjustments to the initial fair value. If fair value equals redemption value at each of those dates, please tell us how you arrived at that conclusion. See guidance in FASB ASC 480-10-S99-3A (EITF Topic D-98). Additionally, please confirm that you will revise the audited financial statements as of December 31, 2008 to recaption the minority interest as "redeemable noncontrolling interest" consistent with the presentation in the September 30, 2009 financial statements.

Note 11. Subsequent Events, page F-75

8. We note from your response to our prior comment 19 that disclosure of the results of the settlement of the Company's exchange offer completed on October 15, 2009 will be included in the next amendment to the Form S-4. Please revise the next amendment on Form S-4 to include the proposed disclosures in the notes to the audited financial statements.

9. We note from your response to our prior comment 20 that you will revise your notes to the financial statements in the next amendment to Form S-4 to disclose that QDI and all of the subsidiary guarantors are 100% owned by QDI, that the guarantor and non-guarantor subsidiaries for the old debt and the new debt are the same, and that QDI has no significant restrictions on its ability to receive funds from its subsidiaries. Please revise the next amendment to include these disclosures.

10. We note from your response to our prior comment 21 that you determined that you will have a significant amount of continuing cash outflows related to the QSI business and therefore, the transaction did not qualify as a discontinued operation. Please revise the notes to the financial statements as of December 31, 2009 to include the nature of these continuing cash flows and to explain why the transaction did not meet the criteria for discontinued operations treatment.

Exhibit 23.1 Consent of PricewaterhouseCoopers LLC

11. Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-4 registration statement.

Other

12. Please revise your Form S-4 registration statement to update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via facsimile (312) 984-3150
        William E. Turner II , Esq.
        Barack Ferrazzano Kirschbaum & Nagelberg LLP